UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Bright Scholar Education Holdings Limited

(Name of Issuer)

Class A Ordinary Shares, par value $0.00001 per share

Class B Ordinary Shares, par value $0.00001 per share

(Title of Class of Securities)

109199109**

(CUSIP Number)

Meirong Yang

Telephone: + 86 757 2991 7062

c/o Bright Scholar Education Holdings Limited

No.1, Country Garden Road

Beijiao Town, Shunde District

Foshan, Guangdong 528300

The People’s Republic of China

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 13, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**   CUSIP number 109199109 has been assigned to the American Depositary Shares (“ADSs”) of the issuer, which are quoted on the New York Stock Exchange under the symbol “BEDU.” Each ADS represents one Class A Ordinary Share of the issuer. No CUSIP number has been assigned to Ordinary Shares of the issuer.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.    109199109

1	NAME OF REPORTING PERSONS Meirong Yang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 451,559 Class A Ordinary Shares(1) 87,590,000 Class B Ordinary Shares(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 451,559 Class A Ordinary Shares(1) 87,590,000 Class B Ordinary Shares(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 451,559 Class A Ordinary Shares(1) 87,590,000 Class B Ordinary Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5% of the Class A Ordinary Shares(2) 93.5% of the Class B Ordinary Shares(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

Ms. Meirong Yang is a joint settlor and a member of the investment committee of Yeung Family Trust V, which is the sole shareholder of Noble Pride Global Limited, and therefore is deemed to have shared voting and dispositive power over the Issuer’s 451,559 Class A Ordinary Shares and 15,000,000 Class B Ordinary Shares directly held by Ultimate Wise Group Limited and 72,590,000 Class B Ordinary Shares directly held by Excellence Education Investment Limited, both of which are wholly owned subsidiaries of Noble Pride Global Limited.

(2)

The percentage of the class of securities beneficially owned by each reporting person is calculated based on 30,799,824 Class A Ordinary Shares and 93,690,000 Class B Ordinary Shares, outstanding as of February 13, 2019. Each holder of Class A Ordinary Shares is entitled to one vote per share and each holder of our Class B Ordinary Shares is entitled to 20 votes per share on all matters submitted to them for a vote. Accordingly, based on the foregoing, the Class A and Class B Ordinary Shares beneficially owned by Ms. Meirong Yang represent approximately 92.0% of the aggregate voting power of the total issued and outstanding Ordinary Shares of the Issuer.

CUSIP No.    109199109

1	NAME OF REPORTING PERSONS Yeung Family Trust V
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 451,559 Class A Ordinary Shares(1) 87,590,000 Class B Ordinary Shares(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 451,559 Class A Ordinary Shares(1) 87,590,000 Class B Ordinary Shares(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 451,559 Class A Ordinary Shares(1) 87,590,000 Class B Ordinary Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5% of the Class A Ordinary Shares(2) 93.5% of the Class B Ordinary Shares(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Yeung Family Trust V is the sole shareholder of Noble Pride Global Limited, and therefore has shared voting and dispositive power over the Issuer’s 451,559 Class A Ordinary Shares and 15,000,000 Class B Ordinary Shares directly held by Ultimate Wise Group Limited and 72,590,000 Class B Ordinary Shares directly held by Excellence Education Investment Limited, both of which are wholly owned subsidiaries of Noble Pride Global Limited.
(2)	The percentage of the class of securities beneficially owned by each reporting person is calculated based on 30,799,824 Class A Ordinary Shares and 93,690,000 Class B Ordinary Shares, outstanding as of February 13, 2019. Each holder of Class A Ordinary Shares is entitled to one vote per share and each holder of our Class B Ordinary Shares is entitled to 20 votes per share on all matters submitted to them for a vote. Accordingly, based on the foregoing, the Class A and Class B Ordinary Shares beneficially owned by Ms. Meirong Yang represent approximately 92.0% of the aggregate voting power of the total issued and outstanding Ordinary Shares of the Issuer.

CUSIP No.    109199109

1	NAME OF REPORTING PERSONS Noble Pride Global Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 451,559 Class A Ordinary Shares(1) 87,590,000 Class B Ordinary Shares(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 451,559 Class A Ordinary Shares(1) 87,590,000 Class B Ordinary Shares(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 451,559 Class A Ordinary Shares(1) 87,590,000 Class B Ordinary Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5% of the Class A Ordinary Shares(2) 93.5% of the Class B Ordinary Shares(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Noble Pride Global Limited has shared voting and dispositive power over the Issuer’s 451,559 Class A Ordinary Shares and 15,000,000 Class B Ordinary Shares directly held by Ultimate Wise Group Limited and 72,590,000 Class B Ordinary Shares directly held by Excellence Education Investment Limited, both of which are its wholly owned subsidiaries.
(2)	The percentage of the class of securities beneficially owned by each reporting person is calculated based on 30,799,824 Class A Ordinary Shares and 93,690,000 Class B Ordinary Shares, outstanding as of February 13, 2019. Each holder of Class A Ordinary Shares is entitled to one vote per share and each holder of our Class B Ordinary Shares is entitled to 20 votes per share on all matters submitted to them for a vote. Accordingly, based on the foregoing, the Class A and Class B Ordinary Shares beneficially owned by Ms. Meirong Yang represent approximately 92.0% of the aggregate voting power of the total issued and outstanding Ordinary Shares of the Issuer.

CUSIP No.     109199109

1	NAME OF REPORTING PERSONS Ultimate Wise Group Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 451,559 Class A Ordinary Shares(1) 15,000,000 Class B Ordinary Shares(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 451,559 Class A Ordinary Shares(1) 15,000,000 Class B Ordinary Shares(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 451,559 Class A Ordinary Shares(1) 15,000,000 Class B Ordinary Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5% of the Class A Ordinary Shares(2) 16.0% of the Class B Ordinary Shares(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Ultimate Wise Group Limited has shared voting and dispositive power over the Issuer’s 451,559 Class A Ordinary Shares and 15,000,000 Class B Ordinary Shares directly held by it.
(2)

The percentage of the class of securities beneficially owned by each reporting person is calculated based on 30,799,824 Class A Ordinary Shares and 93,690,000 Class B Ordinary Shares, outstanding as of February 13, 2019. Each holder of Class A Ordinary Shares is entitled to one vote per share and each holder of our Class B Ordinary Shares is entitled to 20 votes per share on all matters submitted to them for a vote. Accordingly, based on the foregoing, the Class A and Class B Ordinary Shares beneficially owned by Ms. Meirong Yang represent approximately 92.0% of the aggregate voting power of the total issued and outstanding Ordinary Shares of the Issuer.

CUSIP No. 109199109

1	NAME OF REPORTING PERSONS Excellence Education Investment Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 72,590,000 Class B Ordinary Shares(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 72,590,000 Class B Ordinary Shares(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 72,590,000 Class B Ordinary Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 77.5% of the Class B Ordinary Shares(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Excellence Education Investment Limited has shared voting and dispositive power over the Issuer’s 72,590,000 Class B Ordinary Shares directly held by it.
(2)

The percentage of the class of securities beneficially owned by each reporting person is calculated based on 30,799,824 Class A Ordinary Shares and 93,690,000 Class B Ordinary Shares, outstanding as of February 13, 2019. Each holder of Class A Ordinary Shares is entitled to one vote per share and each holder of our Class B Ordinary Shares is entitled to 20 votes per share on all matters submitted to them for a vote. Accordingly, based on the foregoing, the Class A and Class B Ordinary Shares beneficially owned by Ms. Meirong Yang represent approximately 92.0% of the aggregate voting power of the total issued and outstanding Ordinary Shares of the Issuer.

CUSIP No.     109199109

1	NAME OF REPORTING PERSONS TMF Trust (HK) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 451,559 Class A Ordinary Shares(1) 87,590,000 Class B Ordinary Shares(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 451,559 Class A Ordinary Shares(1) 87,590,000 Class B Ordinary Shares(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 451,559 Class A Ordinary Shares(1) 87,590,000 Class B Ordinary Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5% of the Class A Ordinary Shares(2) 93.5% of the Class B Ordinary Shares(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

TMF Trust (HK) Limited acts as the trustee for Yeung Family Trust V, the sole shareholder of Noble Pride Global Limited, and therefore is deemed to have shared voting and dispositive power over the Issuer’s 451,559 Class A Ordinary Shares and 15,000,000 Class B Ordinary Shares directly held by Ultimate Wise Group Limited and 72,590,000 Class B Ordinary Shares directly held by Excellence Education Investment Limited. Both of Ultimate Wise Group Limited and Excellence Education Investment Limited are wholly owned subsidiaries of Noble Pride Global Limited.

(2)

The percentage of the class of securities beneficially owned by each reporting person is calculated based on 30,799,824 Class A Ordinary Shares and 93,690,000 Class B Ordinary Shares, outstanding as of February 13, 2019. Each holder of Class A Ordinary Shares is entitled to one vote per share and each holder of our Class B Ordinary Shares is entitled to 20 votes per share on all matters submitted to them for a vote. Accordingly, based on the foregoing, the Class A and Class B Ordinary Shares beneficially owned by Ms. Meirong Yang represent approximately 92.0% of the aggregate voting power of the total issued and outstanding Ordinary Shares of the Issuer.

Introduction

This amendment to Schedule 13D (this “Amendment No.2”) amends and supplements the statement on Schedule 13D filed with the U.S. Securities and Exchange Commission (the “Commission”) on December 31, 2018, as amended and supplemented by the Amendment No.1 filed with the Commission on January 15, 2019    (the “Original Schedule 13D,” as amended and supplemented by this Amendment No.2, the “Schedule 13D”) by each of Ms. Meirong Yang, Yeung Family Trust V, Noble Pride Global Limited, Ultimate Wise Group Limited, Excellence Education Investment Limited and TMF Trust (HK) Limited (the “Reporting Persons”) and relates to Class A ordinary shares, par value $0.00001 per share (the “Class A Ordinary Shares”) and Class B ordinary shares, par value $0.00001 per share (the “Class B Ordinary Shares”) of Bright Scholar Education Holdings Limited, a Cayman Islands exempted company (the “Issuer”).

This Amendment No.2 is being filed to report the change in Mr. Meirong Yang’s percentage of beneficial ownership in the Issuer caused by the completion of Ms. Huiyan Yang’s voluntary conversion of 5,000,000 Class B Ordinary Shares directly held by SURE BRILLIANT GLOBAL LIMITED into 5,000,000 Class A Ordinary Shares.

Except as provided herein, this Amendment No.2 does not modify any of the information previously reported on the Original Schedule 13D. Capitalized terms used but not defined in this Amendment No.2 have the meanings ascribed to them in the Original Schedule 13D, as amended.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

99.1*	Joint Filing Agreement, dated as of January 15, 2019.

* Previously filed.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 19, 2019

EXCELLENCE EDUCATION INVESTMENT LIMITED

By:	/s/ Meirong Yang
Name:	Meirong Yang
Title:	Director

ULTIMATE WISE GROUP LIMITED

By:	/s/ Huiyan Yang
Name:	Huiyan Yang
Title:	Director

NOBLE PRIDE GLOBAL LIMITED

By:	/s/ Chan Ka Wah, Hanifa
Name:	Chan Ka Wah, Hanifa
Title:	Authorized Signatory of S.B. Vanwall Ltd., the Sole Director of Noble Pride Global Limited

YEUNG FAMILY TRUST V

By:	/s/ Chan Ka Wah, Hanifa, Lam Shu Lan
Name:	Chan Ka Wah, Hanifa, Lam Shu Lan
Title:	Authorized Signatories of TMF Trust (HK) Limited, the trustee of Yeung Family Trust V

TMF TRUST (HK) LIMITED

By:	/s/ Chan Ka Wah, Hanifa, Lam Shu Lan
Name:	Chan Ka Wah, Hanifa, Lam Shu Lan
Title:	Authorized Signatories

MEIRONG YANG

By:	/s/ Meirong Yang